UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant's name)

c/o Beijing REIT Technology Development Co., Ltd.

Building B, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On October 18, 2019, ReTo Eco-Solutions, Inc. issued a press release announcing its financial results for the first half year 2019. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Press Release dated October 18, 2019 announcing financial results for first half year 2019.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

Dated: October 18, 2019

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